Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

July 15, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Infrastructure Development ex-U.S. ETF (the “Fund”) included in Post-Effective Amendment No. 780, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to Susan Lively on April 18, 2024 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2024, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

PROSPECTUS
1. Comment: Please provide the Staff with a copy of the Underlying Index methodology and a list of the anticipated or current top ten holdings. In addition, please identify each holding’s geographic exposure, and the basis for inclusion in the Underlying Index.

Response: Copies of the index methodology and top ten holdings have been provided to the SEC staff under separate cover.
FEES AND EXPENSES

2. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.55%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.55%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$56	$176

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

PRINCIPAL INVESTMENT STRATEGIES

3. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain what “Smart Grid Components” are.

Response: The Registrant notes in the “PRINCIPAL INVESTMENT STRATEGIES” section that Smart Grid Components are “Companies that manufacture or sell electrical components, energy storage devices, EV charging equipment, and other applications related to smart grid construction.”

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure lists the countries that are eligible for inclusion in the Underlying Index. Given that the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risk of Investing In Emerging Markets” includes reference to China, please clarify whether the list should include China as well.

Response: The Underlying Index does not include securities listed in China, however, some infrastructure development companies with substantial business operations in China may be listed in other jurisdictions, such as Hong Kong.

5. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund concentrates its investments to the same extent as its Underlying Index. Given that the Index Provider is an affiliate of the Adviser, please remove this statement throughout the disclosures as the Staff does not believe the facts fall within the First Australia Fund No-Action letter dated July 29, 1999.

Response: As a preliminary matter, the Registrant notes that Section 8(b)(1) under the 1940 Act requires each registered investment company to include in its registration statement ”a recital of the policy of the registrant in respect of” certain enumerated policies, including concentration of investments and that such a recital include “a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.” The First Australia Fund no action letter provides the Staff’s interpretive position concurring that the proposed approach set forth in that letter was consistent with the statutory scope of Section 8(b)(1). The Registrant respectfully submits that the First Australia Fund provides one, fact-limited example of an approach that satisfies the statutory provision of Section 8(b)(1), but does not provide an exclusive method of complying with the requirements of the statute.

We note some significant differences between the Fund and the fund at issue in First Australia. The fund at issue in the First Australia letter was actively managed. The fund’s manager retained significant discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

if and when that industry represented 20% or more of a reference index. Moreover, the fund discussed in First Australia letter was not an index fund, much less an index ETF, and therefore the fund’s investment adviser had no mandate (and the fund did not have an investment objective) to track the performance of the reference index. Indeed, the investment adviser in First Australia Fund, Inc. presumably had the discretion to change reference indexes at will, unlike an index ETF for which a change in the underlying index would typically require a change to a fund’s investment objective (as would be the case for the Fund).

In light of the foregoing, the Registrant submits that the First Australia letter although informative, is not controlling and does not set aside the express statutory provisions of Section 8(b)(1).

SUMMARY OF PRINCIPAL RISKS

6. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Associated Risks Related to Investing in International Infrastructure Development Companies”, the disclosure notes that the Fund is exposed to Asian Economic Risk and European Economic Risk. Please advise whether these should be listed as principal risk factors.

Response: The Registrant’s “Associated Risks Related to Investing in International Infrastructure Development Companies” risk disclosure in the Item 4 summarizes that infrastructure companies are subject to risks relating to their domestic markets and the economic risks associated with the markets of their customers and suppliers, which may not be the same geographic location as that in which the portfolio company is domiciled. Further, the geographic location of each infrastructure company’s primary suppliers and/or customers will vary by company and may vary over time. For this reason, the Registrant believed it more appropriate to cross-reference the “Asian Economic Risk” and “European Economic Risk” disclosures, which are sub-risks of the Registrant’s “Geographic Economic Exposure Risk”, as it relates to geographic risks of a portfolio company’s supplier or customer rather than include such risks in the Item 4 risk disclosure.

In response to the Staff’s comment, the Registrant has added the following to the end of the “Associated Risks Related to Investing in International Infrastructure Development Companies” risk disclosure in Item 4:

“Through its portfolio companies’ customers and suppliers, the Fund is specifically exposed to Asian Economic Risk, European Economic Risk and North American Economic Risk. As discussed more fully later in this Prospectus.”

Further, the Registrant has added the following to “Geographic Risk” in Items 4 and 9 to provide additional geographic risk disclosure as it relates to the domestic markets of the Registrants prospective portfolio companies:

Risk of Investing in India: Political and legal uncertainty, greater government control over the economy, currency fluctuations or blockage, relatively underdeveloped securities markets and the

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

risk of nationalization or expropriation of assets may result in higher potential for losses for investments in Indian securities.

Risk of Investing in Japan: The Japanese economy may be subject to considerable degrees of economic, political and social instability, which could have a negative impact on Japanese securities. Japan’s economy has suffered from low growth and low inflation for a prolonged period of time since the collapse of its bubble economy, and that may continue despite the efforts of the Bank of Japan and policymakers. In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanoes, typhoons and tsunamis, which could negatively affect the Fund. Japan’s relations with its neighbors have at times been strained, and strained relations with its neighbors or trading partners may cause uncertainty in the Japanese markets and adversely affect the overall Japanese economy.

China Exposure Risk: China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Chinese companies are also subject to the risk that Chinese authorities can intervene in their operations and structure. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation.

The customers and/or suppliers of infrastructure development companies may be concentrated in China. Any adverse event affecting China could have a negative impact on infrastructure development companies.

7. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Securities Lending Risk”, please add principal investment strategy disclosure corresponding to this risk factor.

Response: The Registrant has removed the “Securities Lending Risk” disclosure from the Fund’s Prospectus.

8. Comment: With respect to the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” it notes that the Fund may use equity index futures. If this

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

strategy is part of the Fund’s principal investment strategy, please include disclosure in Item 4 and corresponding risk disclosure in Items 4 and 9.

Response: The Registrant notes that while the Fund may invest in equity index futures for cash flow management purposes and as a portfolio management technique, this use is not part of the Fund’s investment strategy.

9. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Focus Risk – Risks Related to Investing in the Industrials Sector”, the last sentence references aerospace and defense companies. Please clarify whether these are considered infrastructure companies and please revise or advise, as applicable.

Response: The Registrant has updated the “Risks Related to Investing in the Industrials Sector” risk disclosure in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” to remove references to aerospace and defense companies.

10. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Geographic Economic Exposure Risk” it is unclear as to why this section was included in the Item 9 risk disclosure section and was not included in the Item 4 risk disclosure section.

Response: As discussed above in response to Comment 6, the Fund’s “Geographic Economic Exposure Risk” disclosure in the Item 9 is an extension of the Fund’s “Associated Risks Related to Investing in International Infrastructure Development Companies” risk disclosure in the Item 4, which states: “The customers and/or suppliers of infrastructure development companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on infrastructure development companies.”

In response to the Staff’s comment, the Registrant has updated the Fund’s “Associated Risks Related to Investing in International Infrastructure Development Companies” risk disclosure in the Item 4 risk disclosure section as follows:

Associated Risks Related to Investing in International Infrastructure Development Companies: The Fund invests in infrastructure development companies, including companies involved in construction, engineering, production of raw materials, production and distribution of heavy construction equipment and industrial transportation.  General risks of infrastructure development companies include the general state of the economy, intense competition, consolidation, domestic and international politics, and excess capacity.  In addition, infrastructure development companies may also be significantly affected by overall capital spending levels (including both private and public sector

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

spending), economic cycles, technical obsolescence, delays in modernization, labor relations and government regulations.  Some infrastructure development companies may rely heavily on local, state or national government contracts, and are therefore subject to higher degrees of political risk and could be negatively impacted by changes in government policies or a deterioration in government balance sheets in the future. The customers and/or suppliers of infrastructure development companies may be concentrated in a particular country, region or industry, exposing the Fund to Geographic Economic Exposure Risk. Any adverse event affecting one of these countries, regions or industries could have a negative impact on infrastructure development companies. Through its portfolio companies’ customers and suppliers, the Fund is specifically exposed to Asian Economic Risk, European Economic Risk and North American Economic Risk. As discussed more fully later in this Prospectus.

11. Comment: With respect to the section of the Fund’s Prospectus titled “INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER” please confirm the disclosure to what is included in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” throughout the Fund’s Registration Statement.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER” as follows:

Global X Infrastructure Development ex-U.S. Index

~~[~~The ~~[~~Global X Infrastructure Development ex-U.S. Index~~]~~ is designed to provide exposure to equity securities listed and domiciled in international markets, including developed and emerging markets but excluding the U.S., ~~emerging market and developed market equity securities outside of the U.S.~~ that provide exposure to infrastructure development, including companies involved in ~~construction and~~ engineering and construction services; production of infrastructure raw materials, composites and products; producers/distributors of heavy construction equipment; industrial transportation; and manufacturers and/or distributors of smart grid components, (collectively, "International Infrastructure Development Companies") outside the U.S. “International Infrastructure Development Companies” are those companies that derive at least 50% of their revenues from one or more of the following business activities in aggregate outside of the U.S., as determined by Mirae Asset Global Indices Pvt. Ltd. (the “Index Administrator”):

•~~Construction &~~ Engineering and Construction Services: Companies that provide engineering, consulting, design, procurement, maintenance, dredging,

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

and construction services for large-scale infrastructure projects such as energy generation/distribution, ~~water/wastewater, telecommunications,~~ transportation (roads, bridges, tunnels, rail), ~~airports and~~ water/wastewater, telecommunications, seaports, and airports.

•Raw ~~Materials~~ and Composite Materials: Companies that produce and supply ~~raw and~~ composite and raw materials (e.g., aluminum, steel, copper, nickel, tin, ~~aluminum,~~ concrete, asphalt, cement and specialty chemicals) that are utilized in the development and construction ~~and development~~ of infrastructure projects.

•~~Products and~~ Construction Equipment and Products: Companies that manufacture, distribute, sell, and/or rent heavy construction equipment, ~~cranes,~~ electric and fiber optic cables, pipes, cranes, pumps, and other products or equipment utilized in large-scale infrastructure projects.

•Infrastructure ~~Industrial~~ Transportation: Companies that transport infrastructure raw materials and equipment, such as the materials used in the other business activities described in the other sub-themes, as well as aggregates, alumina, base metals, bauxite, coal, coke, iron ore, lumber, steel, and panels (solar and construction panels, etc.).

•Smart Grid Components: Companies that manufacture or sell electrical components, energy storage devices, EV charging equipment, smart meters and other applications related to smart grid construction.

In constructing the ~~[~~Global X Infrastructure Development ex-U.S. Index~~]~~, Mirae Asset Global Indices Pvt. Ltd. first identifies FactSet Industries related to ~~emerging market and developed market~~ International Infrastructure Development. FactSet is a leading financial data provider that maintains a comprehensive structured taxonomy designed to offer precise classification of global companies and their individual business units. Companies within these FactSet Industries, as of the selection date, are further reviewed by Mirae Asset Global Indices Pvt. Ltd. on the basis of revenue related to ~~emerging market and developed market~~ International ~~infrastructure~~ Infrastructure ~~development~~ Development, as defined above.~~]~~

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 15, 2024

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Jasmin M. Ali
                        Jasmin M. Ali, Esq.